OMB APPROVAL
                    ----------------------------------------
                              OMB Number: 3235-0167
                              Expires:  November 30, 1995
                              Estimated Average Burden
                              Hours per Response 1.50
                    ----------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                             Commission File Number:      333-23243
                                                     _________________

                   USA Group Secondary Market Services, Inc.
      ____________________________________________________________________
             (Exact name of registrant as specified in its charter)


        30 South Meridian Street, Indianapolis, IN 46204; (317) 951-5526
      ____________________________________________________________________
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


     SMS Student Loan Trust 1998-A, Floating Rate Asset Backed Senior Notes
     ______________________________________________________________________
            (Title of each class of securities covered by this Form)

                                      None
   ___________________________________________________________________________
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)     |X|               Rule 12h-3(b)(1)(i)      |X|
    Rule 12g-4(a)(1)(ii)    |_|               Rule 12h-3(b)(1)(ii)     |_|
    Rule 12g-4(a)(2)(i)     |_|               Rule 12h-3(b)(2)(i)      |_|
    Rule 12g-4(a)(2)(ii)    |_|               Rule 12h-3(b)(2)(ii)     |_|
                                              Rule 15d-6               |X|

Approximate number of holders of record as of the certification or notice date:
                           16 as of January 1, 1999
                            ________________________


     Pursuant to the requirements of the Securities Exchange Act of 1934 USA Group Secondary Market Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:   January 15, 1999
        ______________


By:   First National Bank of Chicago, As Eligible Lender Trustee
      __________________________________________________________


By:  /s/ Steve Husbands
     Steve Husbands, Assistant Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.


SEC 2069 (8-93)
SS-154078-1